UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Fanchise League Company, LLC - FCF Team 4 LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> September 29, 2020

Physical address of issuer
2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States

Website of issuer
https://www.fcf.io/home

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Current number of employees
0

	Most recent fiscal year-end (2023)	Fiscal year ending 2022
Total Assets	$49	$49
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$28,795	$26,410
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$37,745
Cost of Goods Sold	$0	$21,686
Taxes Paid	$0	$0
Net Income	($2,385)	($190,112)

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cyrus Farudi
_____
(Signature)

Cyrus Farudi
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Cyrus Farudi
_____
(Signature)

Cyrus Farudi
_____
(Name)

Manager
_____
(Title)

December 31, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum to Form C-AR
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

December 31, 2023

Fanchise League Company, LLC - FCF Team 4 LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering report:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.fcf.io/home

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://republic.co/fcf-glacier-boyz

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

C-AR The statements of the Company contained herein are based on information believed to be reliable. No waranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fanchise League Company, LLC - FCF Team 4 LLC is a Delaware Limited Liability Company incorporated/formed on September 29, 2020

The Company is located at 2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States.

The Company's website is https://www.fcf.io/home

The Company conducts business in All 50 states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/fcf-glacier-boyz.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Specifically, we rely on Twitch, the gaming streaming service, as the exclusive live stream partner for the League's games. Any technical problem with Twitch during one of our games could cause great harm to the business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a

third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company could be indirectly sold at the holding company level, in which case the investors may not receive any benefit and the Company may never undergo a liquidity event.
The Company is a wholly-owned subsidiary of the holding company, and some of the holding company's shareholders are the Company's officers and directors. If the holding company's shareholders decide to sell their units to a new owner, the investors may never benefit from the Company being sold at a parent level. Thus, the investors' rights and value of their investment in the Company may be limited or adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

COVID-19 risks could affect the company in two ways: 1) a regulatory shut down prohibiting the Company's accommodation partners from providing housing to its personnel or prohibiting athletic events and/or practices could impair the Company's ability to commence or complete its first season; or 2) an internal COVID-19 outbreak in the League's segregated bubble environment could result in a forced League-wide quarantine, delaying game schedules and increasing the Company's expenditures to complete the season.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Additional Information
The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Certain Limited Tax Risks

Partnership Tax Treatment

For federal income tax purposes, the Company is currently treated as a "partnership." This means that the Company itself is *not* subject to federal income tax. Partnerships are pass-through entities, and all items of income, gain, loss, deduction, and credit are allocated to the partners who are then responsible for their individual tax allocations. The Company will file an information tax return annually on Form 1065 and issue Schedule K-1 to each Investor. Investors may be allocated items of income or gain *without* receiving any distributions or cash. This means that Investors will be responsible for paying any such tax liability, regardless of whether they have received distributions from the Company sufficient to cover any federal, state, or local tax liability.

The League and the Manager have broad discretion to make an alternate election such that the Company would be treated other than a "partnership" for tax purposes. For example, the manager could elect to treat the Company as an "S-Corp" or a "C-Corp" by making appropriate elections. Any decision to make either election may be influenced by a personal tax benefit to the manager or certain members only.

Targeted Allocations

Tax allocations will generally be allocated to the members in the same manner as distributions would be made if, at the end of the applicable tax period, all the assets of the Company were sold at book value, all debts were paid and the remaining assets were distributed to the members (subject to any special or regulatory allocations, including a qualified income offset). The League expects the allocations to be honored by the IRS and believes such allocations to have "substantial economic effect." However, the manager does not and cannot guarantee that the allocations will be honored and the Company may be required to amend its Form 1065 or one or more Schedule K-1s for any applicable tax year. The Manager and the League may determine, with the advice of tax advisers, that either a single partnership return will be filed for the League or that separate tax returns will be filed for each series of the League.

Phantom Income

There is no guarantee that Investors will receive distributions whenever Investors are allocated items of income or gain, and Investors may be required to cover a substantial tax liability with assets from other sources. The manager intends to take reasonable steps to make distributions sufficient to cover any tax liability, but the manager has no obligation to do so.

Partnership Representative

A "partnership representative" is a person appointed by a partnership to handle various tax issues as they arise. The manager is the partnership representative and, as such, may, in its discretion, make tax determinations, including re-allocating items of gain, loss, deduction, income, or credit to one or more members. By making an investment, each Investor will be required to appoint the manager as the "partnership representative," which limits the Investor's rights to participate and make determinations as to how items under dispute by the IRS may be treated.

THE FOREGOING IS ONLY A *BRIEF* EXPLANATION OF A FEW OF THE POTENTIAL TAX RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD RELY ON THEIR OWN TAX ADVISERS IN MAKING ANY DECISION TO INVEST, NOT ON THE FOREGOING STATEMENTS.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Fanchise League Company, LLC - FCF Team 4 LLC (the "Company") is a series of the Delaware Series LLC: Fanchise League Company, LLC. The Company was incorporated in Delaware on September 29, 2020. The Company operates a professional football team, the Shoulda Been Stars, that played as part of the Fan Controlled Football (FCF) league in 2021 and 2022. The inaugural FCF season was held in Georgia in the first quarter of 2021, with Season 2 played in Spring 2022. The FCF did not hold a season in 2023. The FCF enables fans to collectively call plays in real-time, draft players, make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans are able to watch and participate live via the FCF's partnership with Twitch. The FCF's website is www.fcf.io.

Business Plan
The FCF generates revenues via league and team level sponsorships, broadcast and licensing agreements, online advertising and subscriptions, in-app purchases, digital goods, and merchandise sales. The Company is allocated its attributable share of these revenues after the FCF covers league and team level costs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Interactive Sports & Entertainment	Indoor football team with real-time live play calling by fans	Sports fans and gamers
eSports interactive shoulder content	Shoulder programming and unscripted content centered around the team, its players, coaches, fans and the league	Sports fans and gamers

Competition
Fantasy sports providers

Customer Base
The Twitch community, general sports fans, especially those that that participate in fantasy sports, as well as active gamers, especially those that play Madden.

Supply Chain
We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any service provider become unavailable, with the exception of Twitch as they are the exclusive provider of live interactive streaming for the League's games.

Intellectual Property
The Company does not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The company is unaware of any threatened or actual litigation against it.

MANAGER

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cyrus Farudi	Manager	Fan Controlled Sports & Entertainment, Inc. – COO Conextion, Agri-Genesis LLC – Co-Founder	University of Colorado Boulder – Leeds School of Business; BS Finance

Cyrus Farudi
Cyrus Farudi is currently the COO of the FCF and the appointed Manager of the Company.

Before setting out to disrupt the world of sports and entertainment, Farudi, an accomplished C-level executive headed companies across sectors in web analytics, digital marketing, and mobile. As co-founder and Director of Finance & Operations of Flipswap, Farudi led the company from "garage startup" to venture-backed company, securing a $14M Series A from RRE Ventures and NGEN Partners. Under Mr. Farudi's guidance Flipswap secured the #81 ranking on Inc Magazine's 2009 list of 500 fastest-growing companies, and in 2011 Cyrus was instrumental in the merger/sale of Flipswap to HYLA Mobile in a transaction that included a $35M investment from Kleiner Perkins.

Mr. Farudi has held the CEO position at multiple startups, as well as served as an investor and advisor to numerous companies over the past decade. In the not-so-tech space, he was a co-founder and CEO of Capsule Media LLC, a private group and event sharing platform builton the premise that most real-life networks are born and die around shared experiences. Mr. Farudi is also a co-founder of TrophyRings, the most badass fantasy football rings on the planet. He currently serves as a Board Member for Agri-Genesis, LLC.

Mr. Farudi started his career as a financial analyst at Quist Valuation. He holds an BS in Finance from the University of Colorado Boulder Leeds School of Business.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sohrob Farudi	FCF Co-Founder and CEO	Fanchise - Co Founder, 2015-Present	The George Washington University School of Business - Master's Degree, Information Systems

Key Personnel

The key personnel of the Company are listed below along with all positions and offices held at the League and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Patrick Dees	FCF Co-Founder and Chief Gaming Officer	FCF - Head of game content and production 2017 – Present	University of Arizona – 2000
Grant Cohen	FCF Co-Founder and Chief Product Officer	FCF - Head of off-the-field product and marketing 2017 – Present	BSC, University of Miami – 2003

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Team Units
Amount Authorized	2,000,000
Amount outstanding	1,697,336
Par Value (if applicable)	N/A
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	42.71%

Type/Class of security	League Units
Amount Authorized	1,000,000
Amount outstanding	1,000,000
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Voting Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.75%

Type/Class of security	Team Incentive Units
Amount Authorized	2,200,000
Amount outstanding	1,186,168
Par Value (if applicable)	N/A
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Incentive Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.54%

Debt
The Company has long term intercompany debt with its parent, Fanchise League Company, LLC of $0.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fan Controlled Sports & Entertainment, Inc.**	1,300,000 /Team Units 1,000,000/Voting Units	59.2%

**FCF CEO, Sohrob Farudi, is the individual who has the ability to vote and dispose of the Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Fanchise League Company, LLC - FCF Team 4 LLC (the "**Company**") was incorporated on September 29, 2020 under the laws of the State of Delaware, and is headquartered at 2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States. Fanchise League Company, LLC -FCF Team 4 LLC (the "Company") is a Delaware Series of the Series LLC: Fanchise League Company, LLC. (the "**League**") The League was incorporated in Delaware on September 29, 2020. The Company operates a professional football team that played as part of the Fan Controlled Football (FCF) league in 2021 and 2022. The inaugural FCF season was held in Georgia in the first quarter of 2021 and Season 2 was played in Spring 2022. The FCF did not play a season in 2023. The FCF enables fans to collectively call plays in real-time, draft players, make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans are able to watch and participate live via the FCF's partnership with Twitch. Starting with FCF's Season v2.0, fans are also able to watch games live across 200 countries and territories via the FCF's media distribution partnerships. The FCF generates revenues via league and team level sponsorships, broadcast and licensing agreements, online advertising and subscriptions, in-app purchases, digital goods, and merchandise sales. The Company will be allocated its attributable share of these revenues after the FCF covers league and team level costs. The FCF's website is www.fcf.io.

Cash and Cash Equivalents
The Company is capitalized by its parent company Fan Controlled Sports & Entertainment, Inc. The parent company is prepared to capitalize the Company through its second season, leaving it with a runway of 12 months.

The Company has $0 in convertible notes outstanding.

The Company has authorized 2,000,000 Team Units, 1,697,336 of which are issued and outstanding. The Company has authorized 1,000,000 Voting Units, 1,000,000 of which are issued and outstanding. The Company has authorized 2,200,000 Team Incentive Units, 1,186,168 of which are issued and outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company may raise outside sources of capital from the proceeds from the Offering, selling Team Units via a private equity transaction and its funding from the parent.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Team Units	$42,750	28,500	Working Capital	3/11/2021	Section 4(a)(2)
Team Units	$320,952	218,247	Working Capital	4/30/2021	Section 4(a)(2)
Voting Units	$0 – In exchange for services	1,000,000	Company Formation	9/29/2020	Section 4(a)(2)
Team Units	$250,000	166,500	Working Capital	2/19/22	Section 4(a)(2)

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT B
Financials

Fanchise League Company LLC - FCF Team 4, LLC
Balance Sheet
As of December 31, 2022 and 2023

	YE 2022	YE 2023	
ASSETS			
Current Assets			
Cash and cash equivalents	-	-	
Inventory	49	49	
Total Current Assets	49	49	-
Intercompany Receivables	26,410	28,794	
TOTAL ASSETS	**26,459**	**28,843**	-
LIABILITIES AND MEMBERS' EQUITY			
Liabilities			
Current Liabilities			
Deferred Revenue	-	-	
Total Current Liabilities	-	-	
Long-Term Liabilities			
Intercompany Payables	-	-	
Total Long-Term Liabilities	-	-	
Total Liabilities	**-**	**-**	
Equity			
Retained Earnings	(394,578)	(579,921)	
Class A Common Stock	611,149	611,149	
Net Income	(190,112)	(2,385)	
Total Equity	**(26,459)**	**(28,843)**	
TOTAL LIABILITIES AND EQUITY	**26,459**	**28,843**	

Fanchise League Company LLC - FCF Team 4, LLC
Profit and Loss
For Period Ending December 2022 and December 2023

	FYE 2022	FYE 2023
Revenues	**37,745**	-
Cost of Goods Sold	**16,059**	-
Gross Profit	**21,686**	-
Expenses		
Sports Operations	89,779	1,886
General and Administrative	66,999	499
Salaries and Wages	48,620	-
Professional Services	6,340	-
Total Expenses	**211,798**	**2,385**
Net Income	**(190,112)**	**(2,385)**

Fanchise League Company LLC - FCF Team 4, LLC
Statement of Cash Flows
For Period Ending December 2022 and December 2023

	FYE 2022	FYE 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	**(190,112)**	**(2,385)**
Increase/Decrease in Inventory	-	-
Increase/Decrease in Deferred Revenue	-	-
Increase/Decrease in Intercompany Receivable	(59,888)	2,385
Net cash provided by operating activities	**(250,000)**	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in Class A Common Stock	250,000	-
Net cash provided by financing activities	**250,000**	-
Net change in cash and cash equivalents for period	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	-	-

Fanchise League Company LLC - FCF Team 4, LLC
Statement of Members' Equity
For Period Beginning September 29, 2022 through December 31, 2023

	Members Capital	Retained Earnings	Total Members Equity
Balance as of January 1, 2023	611,149	(579,921)	(26,458)
Net Income		(2,385)	(2,385)
Balance as of Dec. 31, 2023	**611,149**	**(582,306)**	**(28,843)**